                        Oppenheimer Trinity Core Fund
                   Supplement dated November 1, 2002 to the
                     Prospectus dated September 24, 2002

The Prospectus is changed as follows:

1.    The following is added as a second paragraph to the existing footnote under the "Annual Fund Operating Expenses" table on page 7:

      Effective  November 1, 2002,  the limit on transfer agent fees for
      Class Y shares  increased to 0.35% of average daily net assets per fiscal  year.  Had that  limit  been in effect  during  the Fund's prior fiscal year, the Class Y "Other  Expenses" and "Total Annual
      Operating  Expenses" as  percentages  of average  daily net assets would have been 0.78% and 1.53%, respectively.

November 1, 2002                                            PS0211.016